EXHIBIT 99.1

Gold Standard Ventures Provides Update on Pinion Acquisition and Concurrent Private Placement

February 21, 2014  – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX-V: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”)  is pleased to announce that the Company’s acquisition of the Pinion Gold Deposit ("Pinion") and private placement financing (the “Offering”) are expected to close contemporaneously on or about February 28, 2014, two weeks earlier than the original closing date of March 14, 2014.  Gold Standard expects to raise minimum aggregate gross proceeds of C$11 million following the exercise of the Agents' over-allotment option. On February 6, 2014, the Company announced the Offering for gross proceeds of C$10 million. The Offering is being led by a group of placement agents (collectively, the “Agents”).

The Offering consists of 13,888,890 units at a price of C$0.72 per unit (a "Unit") with each Unit consisting of one common share of Gold Standard and one-half of one common share purchase warrant. Each whole warrant shall entitle its holder to subscribe for one common share for a period of 24 months following closing (subject to acceleration upon the occurrence of certain events), at a price of C$1.00. The Agents have the option to increase the Offering by up to 15% until 48 hours prior to closing.  The Company will pay the Agents a cash commission equal to 6.0% of the gross proceeds of the Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities to, or for the account or benefit of, persons in the United States or “U.S. persons” (“U.S. Persons”), as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT GOLD STANDARD VENTURES CORP. – Gold Standard is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements under applicable securities laws, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing, the proposed use of proceeds and the proposed acquisition of Pinion are forward looking statements. Specifically, the acquisition of Pinion and the Offering are subject to certain conditions including regulatory approvals and the acceptance of the TSX Venture Exchange and NYSE MKT.  There are no assurances that the acquisition and Offering will be completed, in whole or in part, on the current terms or at all. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, uncertainty regarding acquisition opportunities, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com